Exhibit 21.1

SUBSIDIARIES OF CYPRESS SEMICONDUCTOR CORPORATION

Name	Jurisdiction of Incorporation or Formation

Spansion International IP, Inc.	Cayman Islands

Spansion LLC	Delaware

Spansion Inc	Delaware

Spansion Technology LLC	Delaware

Cypress Semiconductor Technology Ltd.	Cayman Islands

Spansion International Trading, Inc.	Delaware

Spansion International AM, Inc.	Delaware